Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Catalyst Biosciences, Inc. on Form S-8 to be filed on or about July 6, 2020 of our reports dated February 20, 2020, on our audits of the consolidated financial statements as of December 31, 2019 and 2018 and for each of the years then ended, and the effectiveness of Catalyst Biosciences, Inc.’s internal control over financial reporting as of December 31, 2019, which reports were included in the Annual Report on Form 10-K filed February 20, 2020.    Our report includes an explanatory paragraph that refers to a change in the method of accounting for leases due to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842).

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

July 6, 2020